Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES DISTRIBUTION FOR NOVEMBER 2019

November 18, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CAD$0.233 per stapled unit for the month of November 2019. The distribution will be paid by Granite on December 16, 2019 to stapled unitholders of record at the close of trading on November 27, 2019. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Tuesday, November 26, 2019 on the Toronto Stock Exchange and on the New York Stock Exchange.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of November 27, 2019, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 investment properties representing approximately 38.5 million square feet of leasable area on a pro-forma basis.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

granitereit.com